FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of May 2002.
Total number of pages:  9

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated May 14, 2002 announcing planned changes in directors, corporate auditors and senior executives. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on May 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 15, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

NTT DoCoMo Announces Changes in Executive Positions

TOKYO, JAPAN, May 14, 2002—NTT DoCoMo, Inc. announced today that it will make the following changes in executive positions, including members of the board of directors and statutory auditors, effective June 20, 2002.

1.    New Members of the Board of Directors (candidates)

(Name)	(Current Post)
Shunichi Tamari	Executive Vice President, NTT DoCoMo Hokuriku, Inc.

Tamon Mitsuishi	Senior Vice President, NTT DoCoMo Kansai, Inc.

Toshiharu Nishigaichi	Director, NTT DoCoMo Chugoku, Inc.

Takashi Sakamoto	Executive Manager, Public Relations Department, NTT DoCoMo, Inc.

Shuro Hoshizawa	Senior Manager, Corporate Strategy Planning Department, Nippon Telegraph and Telephone East Corporation

Minoru Hyuga	Executive Manager, Information Systems Department, NTT DoCoMo, Inc.

Eiji Hagiwara	Executive Manager, System Services Department, NTT DoCoMo, Inc.

Yoshiaki Noda	Executive Manager, Agency Management Department, NTT DoCoMo, Inc.

Hideki Niimi	Executive Manager, Mobile Multimedia Planning Department, NTT DoCoMo, Inc.

Masayuki Yamamura	General Manager, Department I, Nippon Telegraph and Telephone Corporation

2.    New Corporate Auditors (candidates)

(Name)	(Current Post)
Shinichi Nakatani	Senior Vice President, NTT Advanced Technlogy Corporation

Kiyomi Kamiya	Senior Executive Vice President, NTT DoCoMo Kyushu, Inc.

3.    Resigning Members of the Board of Directors

Chairman	Kouji Ohboshi

Senior Executive Vice President	Ryuji Murase

Senior Executive Vice President	Yoshinori Uda

Executive Vice President	Hideki Nomura

Executive Vice President	Nobuharu Ono

Executive Vice President	Itsuki Tomioka

Senior Vice President	Eisuke Sugiyama

Senior Vice President	Kenichi Aoki

Senior Vice President	Yoshihiro Yoshioka

Senior Vice President	Shigehiko Suzuki

4.    Resigning Corporate Auditors

Corporate Auditor	Ken-ichi Matsumura

Corporate Auditor	Hiroyuki Moriyama

5.    New Representative Directors and Executive Vice Presidents (effective June 20, 2002)

1)  President and Chief Executive Officer (candidate)

(Name)	(Current Post)
Keiji Tachikawa	President and Chief Executive Officer, NTT DoCoMo, Inc.

2)  Senior Executive Vice President (candidates)

(Name)	(Current Post)
Shiro Tsuda	Senior Executive Vice President,
NTT DoCoMo, Inc.

Toyotaro Kato	Executive Vice President,
NTT DoCoMo, Inc.

Masao Nakamura	Executive Vice President,
NTT DoCoMo, Inc.

3)  Executive Vice President (candidates)

(Name)	(Current Post)
Kimio Tani	Executive Vice President, NTT DoCoMo, Inc.

Masayuki Hirata	Executive Vice President, NTT DoCoMo, Inc.

Kota Kinoshita	Senior Vice President, NTT DoCoMo, Inc.

Kunio Ishikawa	Senior Vice President, NTT DoCoMo, Inc.

Kunio Ushioda	Senior Vice President, NTT DoCoMo, Inc.

Noboru Inoue	Senior Vice President, NTT DoCoMo, Inc.

6.    New Executives’ positions and organizational responsibilities

Member Name of the Board of Directors	New Position(s) and Organizational Responsibilities
Shiro Tsuda	• Senior Executive Vice President

• Senior Executive Manger, Global Business Division

• i-mode Business Division

• Information Systems Department

• Procurement and Supply Department

• Intellectual Property Department

• Personnel Development Department

• Affiliated Companies Department

• Corporate Strategy Planning Department

Toyotaro Kato	• Senior Executive Vice President

• Internal Audit Office

• Branch Office (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)

Masao Nakamura	• Senior Executive Vice President

• Senior Executive Manager, Marketing Division

• Executive Manager, FOMA Marketing Office

• Customer Satisfaction Department

• Public Relations Department

• Corporate Citizenship Office

• General Affairs Department

Kimio Tani	• Executive Vice President

• Senior executive Manager, Mobile Multimedia Division

Masayuki Hirata	• Executive Vice President

• Executive Manager, Accounts and Finance Department

Kota Kinoshita	• Executive Vice President

• Senior Executive Manager, Research and Development Division

Kunio Ishikawa	• Executive Vice President

• Senior Executive Manager, Network Division

• Executive Manager IMT-2000 Network Office

Kunio Ushioda	• Executive Vice President

• Senior Executive Manager, Corporate Marketing Division

Noboru Inoue	• Executive Vice President

• General Manager, Kanagawa Branch

Hideaki Yumiba	• Senior Vice President

• Deputy Senior Executive Manager, Research and Development Division

• Executive Manager, Multimedia Development Department

Kunito Abe	• Senior Vice President

• General Manager, Shibuya Branch

Kei-ichi Enoki	• Senior Vice President

• Senior Executive Manager, i-mode Business Division

• Executive Manager, i-mode Business Department

Yasuhiro Kadowaki	• Senior Vice President

• Executive Manager, General Affairs Department

Yoshiaki Aigami	• Senior Vice President

• Executive Manager, Network Planning Department

Takanori Utano	• Senior Vice President

• Executive Manager, Research and Development Planning Department

Kiyoyuki Tsujimura	• Senior Vice President

• Executive Manager, Corporate Strategy Planning Department

Shunichi Tamari	• Senior Vice President

• Executive Manager, Service Operation and Maintenance Department

Tamon Mitsuishi	• Senior Vice President

• Executive Manager, Mobile Multimedia Business Department

Toshiharu Nishigaichi	• Senior Vice President

• Executive Manager, Corporate Marketing Department II

Takashi Sakamoto	• Senior Vice President

• Executive Manager, Public Relations Department

Shuro Hoshizawa	• Senior Vice President

• Executive Manager, Corporate Marketing Department I

Minoru Hyuga	• Senior Vice President

• Executive Manager, Information Systems Department

Eiji Hagiwara	• Senior Vice President

• Executive Manager, System Services Department

Yoshiaki Noda	• Senior Vice President

• Executive Manager, Personnel Development Department

Hideki Niimi	• Senior Vice President

• Executive Manager, Mobile Multimedia Planning Department

• Executive Manager, M-stage Business Department

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 41 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 32 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in the United States, Europe and Brazil, the company is expanding its global reach through strategic joint ventures and other alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.